UNITED STATES OF AMERICA
               SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.





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                                     :
In the Matter of                     :
                                     :
ENTERGY CORPORATION                  :      CERTIFICATE PURSUANT
ENTERGY POWER, INC.                  :           TO RULE 24
                                     :
File No. 70-8871                     :
                                     :
(Public Utility Holding Company      :
     Act of 1935)                    :
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     This is to certify, pursuant to Rule 24 under the Public

Utility Holding Company Act of 1935, as amended, that the

transactions described below, which were transactions proposed by

Entergy Corporation ("Entergy") and Entergy Power, Inc. ("EPI")

in their joint Declaration on Form U-1, as amended, in the above

File ("Declaration"), have been carried out in accordance with the terms and conditions of, and for the purposes represented by,

said Declaration, and pursuant to the Order of the Securities and

Exchange Commission with respect thereto, dated August 2, 1996

("Order").

     Pursuant to the Order, on August 2, 1996, EPI sold a portion of its undivided ownership interest in Unit No. 2 of the

Independence Steam Electric Generating Station and certain

related assets (the "Uncommitted Capacity") to City Water & Light

Plant of Jonesboro for a total purchase price of $37.8 million.

On August 8, 1996, EPI made a cash payment to Entergy in the amount of $25 million out of the proceeds from the sale of the

Uncommitted Capacity.  After giving effect to this payment, EPI is permitted under the Order to make additional payments to

Entergy out of the proceeds from the sale of the Uncommitted

Capacity in an aggregate amount not to exceed $12.8 million from

time to time through December 31, 1998.   However, EPI currently

intends to apply any remaining proceeds from the sale to its general corporate purposes.



     IN WITNESS WHEREOF, the undersigned companies have caused

this certificate to be executed this 1st day of April, 1997.



                              ENTERGY CORPORATION


                              By:  /s/ Michael G. Thompson
                                   Michael G. Thompson
                                   Senior Vice President,
                                   General Counsel and Secretary


                              ENTERGY POWER


                              By:  /s/ Michael G. Thompson
                                   Michael G. Thompson
                                   Vice President and Secretary